[redacted]

8-50933

13013416

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

MAR 01 2013

Washington DC
405

A 3/7/13

ANNUAL AUDITED REPORTED
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Catalyst Financial, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 N.E. Mizner Boulevard, Suite 400
(No. and Street)

Boca Raton (City) FL (State) 33432 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THE REPORT

Steven N. Bronson (561) 362-4199
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

CohnReznik LLP
(Name - *if individual, state last, first, middle name*)

76 Batterson Park Road (Address) Farmington (City) CT (State) 06032 (Zip Code)

CHECK ONE:

[ ] Certified Public Accountant
[X] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- ***Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

m
3/9/13

OATH OR AFFIRMATION

I, Maria N. Fregosi, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Catalyst Financial, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer/ Chief Compliance Officer
Title

Notary Public

ANN MARIE LONGWORTH
MY COMMISSION # DD 899160
EXPIRES: October 14, 2013
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable):

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
[X] (g) Computation of Net Capital.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report Bound Separately.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Catalyst Financial, LLC

Financial Statements
(With Supplementary Information)
and Independent Auditors' Reports

December 31, 2012

COHN REZNICK

ACCOUNTING • TAX • ADVISORY

Catalyst Financial, LLC

Financial Statements
(With Supplementary Information)
and Independent Auditors' Reports

December 31, 2012

Catalyst Financial, LLC

INDEX

	PAGE
Facing Page	
Affirmation	
Independent Auditors' Report	1-2
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Members' Equity	5
Statement of Cash Flows	6
Notes to the Financial Statements	7-10
Supplementary Information Required by SEC Rule 17a-5:	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Schedule II - Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	13-14

Independent Auditors' Report

To the Members
Catalyst Financial, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Catalyst Financial, LLC (the Company) as of December 31, 2012, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Catalyst Financial, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

CohnReznick LLP

Farmington, Connecticut
February 27, 2013

Catalyst Financial LLC
Statement of Financial Condition
December 31, 2012

Assets		
Cash and cash equivalents	$	19,180
Accounts receivable, net of allowance for doubtful accounts of $30,000		15,000
Property and equipment		9,330
Less: accumulated depreciation		(3,886)
Other assets		21,356
Total assets	$	60,980
Liabilities and Members' Equity		
Liabilities - accounts payable	$	11,064
Members' equity		49,916
Total liabilities and members' equity	$	60,980

The accompanying notes are an integral part of the financial statements.

Catalyst Financial LLC
Statement of Operations
Year ended December 31, 2012

Revenues:	
Consulting income	$ 229,000
Interest income	37
Total revenues	229,037
Expenses:	
Administrative salaries	87,003
Compensation - other	94,335
Office rent	42,300
Insurance expense	4,424
Licenses and fees	21,045
Professional fees	40,215
Bad debt expense	30,000
General and administrative	58,511
Total expenses	377,833
Net loss	$ (148,796)

The accompanying notes are an integral part of the financial statements.

Catalyst Financial LLC
Statement of Changes in Members' Equity
Year ended December 31, 2012

Balance, December 31, 2011	$	148,517
Net loss		(148,796)
Members' contributions		60,000
Members' distributions		(9,805)
Balance, December 31, 2012	$	49,916

The accompanying notes are an integral part of the financial statements.

Catalyst Financial LLC
Statement of Cash Flows
Year ended December 31, 2012

Operating activities:	
Net loss	$ (148,796)
Adjustments to reconcile net loss to net cash used in operating activities:	
Bad debt expense	30,000
Depreciation	1,917
Changes in operating assets and liabilities:	
Accounts receivable	25,000
Prepaid expenses	514
Accounts payable	2,430
Net cash used in operating activities	(88,935)
Financing activities:	
Members' contributions	60,000
Members' distributions	(9,805)
Net cash provided by financing activities	50,195
Net decrease in cash and cash equivalents	(38,740)
Cash and cash equivalents, beginning of year	57,920
Cash and cash equivalents, end of year	$ 19,180

The accompanying notes are an integral part of the financial statements.

Catalyst Financial, LLC

Notes To The Financial Statements

Note 1 - Summary of Significant Accounting Policies:

Organization

Catalyst Financial Corporation was originally formed in the state of New York on April 3, 1996, became a broker/dealer on September 28, 1998, and changed its operating name to Catalyst Financial, LLC (the "Company") on January 1, 2000. The Company's business activities include raising capital from institutional and individual investors, private placements and investment banking. The members' liability is limited based on relevant state laws. The Company has been granted registration as a broker pursuant to Section 15(b) of the Securities Exchange Act of 1934 (the "Act"). Under the Act, the Company became a member of the Financial Industry Regulatory Authority ("FINRA") in order to carry on business as a registered broker. The Company is registered to do business in forty-nine states, and the District of Columbia. The Company is not registered to do business in Tennessee.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are reported at the amount management expects to collect from outstanding balances. Accounts receivable are presented net of an allowance for doubtful accounts of $30,000 as of December 31, 2012. If necessary, allowances are recorded based on individual credit evaluation and specific circumstances of the customer. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable.

Advertising

The Company expenses advertising costs as incurred. Advertising expense for the year ended December 31, 2012 was $499.

Revenue Recognition

Revenues are recognized when earned and arise from financial advisory services provided by the Company to its clients. Certain financial restructuring advisory fees are earned upon "success" or completion of a transaction and these fees are generally recognized at the closing of the respective transaction.

Note 1 - Summary of Significant Accounting Policies: (Continued)

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the 150% declining balance method based upon the estimated useful lives of the assets. Depreciation expense for 2012 was $1,917.

Income Taxes

The Company has elected to be taxed as a partnership and is not subject to Federal, state or local income taxes. Each member is responsible for the tax liability, if any, related to his proportionate share of the Company's taxable income. Accordingly, no liability for Federal, state or local income taxes is reflected in the accompanying financial statements.

The Company's U.S. Federal and state income tax returns prior to fiscal year 2009 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial position. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2012.

Subsequent Events

Management has reviewed subsequent events through the date the financial statements were issued.

Members' Equity

The Company is governed by its Amended and Restated Operating Agreement ("the Agreement") dated January 1, 2011. At December 31, 2012, there are two classes of members---Class A and Class B. Per the Agreement, allocations of losses and profits are allocated to Class B members first and the balance is allocated to Class A members based upon their ownership of Class A shares. Class A members have voting and management rights in the Company. Distributions to Class A members are made in the sole discretion of the managing member of the Company. Such distributions amounted to $9,805 for the year ended December 31, 2012. As of December 31, 2012, there were 10,000 class A shares authorized, and 10,000 class A shares issued and outstanding.

Note 1 - Summary of Significant Accounting Policies: (Continued)

Members' Equity (Continued)

In accordance with the Agreement, Class B members do not initially contribute capital to the Company. Each Class B member executes a member services agreement with the Company which sets forth their responsibilities and obligations to the Company and compensation to be earned. Each Class B member currently owns one share of the Company. Class B members are not eligible to make capital contributions in return for Class B shares issued. Class B shares have no voting or management rights and nominal economic value. A member's Class B shares are surrendered to the Company upon separation of service. Distributions to Class B members are made monthly in accordance with a compensation plan based on revenues collected by the Company for the member's transactions during the prior month. Such distributions amounted to $94,335 for the year ended December 31, 2012. It is the Company's policy to record amounts earned by Class B members as an expense in determining net income, rather than part of the allocation of net income. At December 31, 2012, there were 100 Class B shares authorized, and 1 Class B shares issued.

At December 31, 2012, the members' equity of $49,916 was comprised solely of Class A shares.

Note 2 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, of $5,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $8,116, which was $3,116 in excess of its requirements. The Company's ratio of aggregate indebtedness to net capital was 1.36 to 1.

The Company is exempt from compliance with rules 15c3-3 (under exempted provision of Rule 15c3-3(k)(2)(i)) and 17a-13 under the Securities Exchange Act of 1934 because it uses another firm for security clearing. Additionally, during 2012 the Company did not hold or clear any customer securities or cash.

Note 3 - Cash:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. From time to time, the Company's cash account balances exceed the Federal Deposit Insurance Corporation limit; however, at December 31, 2012, the Company had no uninsured cash balances. Management regularly monitors the financial institution, together with its cash balances, and tries to keep this potential risk to a minimum.

Note 4 - Related Party Transactions:

Office Rent

One of the members of the Company is the president of a related party that the Company had entered into a sub-lease agreement with for the use of office space in Boca Raton, Florida. The agreement provides for monthly rent payments of $100 through February 28, 2015. The agreement was amended on October 1, 2012. During 2012, the Company incurred $18,300 for the use of the office space. As of December 31, 2012, there is no amount payable to the related party. Minimum lease payments are $1,200 for the next two years and $200 in 2015. At December 31, 2012, the company had a prepaid rent balance of $1,200 for this lease.

Note 4 - Related Party Transactions: (Continued)

Office Rent (Continued)

One of the members of the Company is also the owner of a related party that the Company had entered into a month-to-month sub-lease agreement with for the use of office space in Miami, Florida. The agreement provided for monthly rent payments of $2,000 through June 2012 when the related party's lease was terminated. During 2012, the Company incurred $24,000 for the use of the office space including $12,000 charged by the related party for a portion of the lease buyout. As of December 31, 2012, there is no amount payable to the related party.

Note 5 - Concentration:

Approximately 76% of the Company's revenue was derived from business activities with three parties.

Catalyst Financial LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012

Net capital:		
Members' equity	$	49,916
Deduct nonallowable assets :		
Accounts receivable		(15,000)
Net property and equipment		(5,444)
Other assets		(21,356)
Net capital	$	8,116
Aggregate indebtedness - total liabilities	$	11,064
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$	5,000
Excess net capital over minimum net capital	$	3,116
Net capital less greater of 10% of aggregate indebtedness or 120% of $5,000 minimum net capital required	$	2,116
Ratio of aggregate indebtedness to net capital		1.36

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited amended Form X-17A-5 Part IIA filing.

Catalyst Financial, LLC

Schedule II - Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2012

The Company claims exemption under the exepmtion provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to thoseset forth in the conditions for exemption in paragraph (k)(2)(i). The Company does not maintain customer accounts or handle customer funds.

Independent Auditors' Report on Internal Control

To the Members
Catalyst Financial, LLC

In planning and performing our audit of the financial statements of Catalyst Financial, LLC (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Catalyst Financial, LLC as of and for the year ended December 31, 2012, and this report does not affect our report thereon dated February 27, 2013. Management did not assess and record an allowance for doubtful accounts. Management had also been recording certain amounts as direct equity transactions which should have been recorded as compensation. The effects of these items were material to the financial statements. Upon being informed of these matters, management corrected the financial statements by estimating and recording an appropriate allowance for doubtful accounts and reclassifying the compensation amounts to the statement of operations. The financial statements, as corrected by Management, are presented fairly in accordance with accounting principles generally accepted in the United States of America. There was no impact to the excess net capital calculation under the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The material weaknesses have been communicated to management in writing.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

Farmington, Connecticut
February 27, 2013